MISONIX, INC.

1938 New Highway

Farmingdale, NY 11735

631-694-9555 (Phone)

April 19, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	MISONIX, INC. (the “Company”)

Registration Statement on Form S-3 (File No. 333-223878)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, the Company hereby requests that such Registration Statement be declared effective at 4:00 p.m. Eastern time on Tuesday, April 24, 2018, or as soon thereafter as practicable. This hereby confirms that the Company and the signatories to the Registration Statement are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering contemplated by the Registration Statement.

Very truly yours,

MISONIX, INC.

By: _/s/ Joseph P. Dwyer___________________

Name: Joseph P. Dwyer

Title: Chief Financial Officer

cc (via email): Heather Percival (SEC)